Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762-6999

July 15, 2009

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Tyson Foods, Inc.
Registration Statement on Form S-4 filed June 26, 2009

Dear Mr. McWilliams:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tyson Foods, Inc.’s (the “Registrant”) Registration Statement (the “Registration Statement”) on Form S-4 filed with the Commission on June 26, 2009 relating to its offer to exchange up to $810,000,000 in aggregate principal amount of 10.50% Senior Notes due 2014 of the Registrant for all outstanding 10.50% Senior Notes due 2014 of the Registrant (the “Staff Letter”). In response to the Staff Letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment 1”) with the Commission today, concurrently with the filing of this letter.

To facilitate the Staff’s review, we have set forth below the comments contained in the Staff Letter and, in italics set forth immediately following each comment, our responses thereto.

General

1. We note that you are registering the 10.50% Senior Notes due 2014 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

In response to the Staff’s comment, the Registrant has filed the above-requested letter via electronic submission today.

Exhibit 5.1

2. We note that the opinion of Kutak Rock LLP is limited to the laws of the State of New York, the Delaware Limited Liability Company Act, and the Delaware General Corporation Law. We also note that the subsidiary guarantors are incorporated or organized in several states other than New York and Delaware. Please have counsel revise its opinion so that it also covers the laws of Illinois, Mississippi, Missouri, Nebraska, North Carolina, Oklahoma, and Texas.

Kutak Rock LLP has revised their opinion to reflect that the opinion also covers the applicable law in the jurisdictions of incorporation or organization for each subsidiary guarantor, other than the laws of Mississippi and North Carolina, for which a local counsel opinion is provided. The revised opinion and local counsel opinions are included as Exhibit 5.1, Exhibit 5.2 and Exhibit 5.3 to Amendment 1.

We look forward to the Staff’s responses to the foregoing. Please do not hesitate to contact me at (479) 290-4194 with any questions or to discuss this correspondence.

Very truly yours,

By:	/s/ Dennis Leatherby
Name:	Dennis Leatherby
Title:	Executive Vice President and Chief Financial Officer